

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Steven Voskuil
Chief Financial Officer
The Hershey Company
19 East Chocolate Avenue
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 17, 2021**
> **File No. 001-00183**

Dear Mr. Voskuil:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing